EXHIBIT 99.1

CONTACT: Keith Marshall	CONTACT: Eileen Brandt
Conatus Pharmaceuticals Inc.	Histogen, Inc.
(858) 376-2600	(858) 526-3106
IR@conatuspharma.com	ebrandt@histogen.com

Conatus Pharmaceuticals and Histogen Enter into Definitive Merger Agreement

- Proposed Merger Creates Regenerative Medicine Company with Three Clinical-stage Product

Candidates and Combined Company Capitalization Expected to Support Operations into 2021 -

- Companies to Hold a Joint Conference Call at 4:30 p.m. ET on January 28, 2020 -

SAN DIEGO, January 28, 2020 – Conatus Pharmaceuticals Inc. (NASDAQ: CNAT) and Histogen Inc., a privately-held regenerative medicine company with a novel biological platform that replaces and regenerates tissues in the body, today announced the companies have entered into a definitive agreement under which Histogen will merge with a wholly-owned subsidiary of Conatus in an all-stock transaction. The combined company will operate under the name Histogen, Inc., is expected to trade on the Nasdaq Capital Market under a new ticker symbol still to be determined and will focus on advancement of its patented technology for dermatological and orthopedic indications.

“After completing a comprehensive review of multiple strategic alternatives, we determined that the proposed merger with Histogen would provide the best opportunity for Conatus shareholders moving forward,” said Steven J. Mento, Ph.D., President, Chief Executive Officer and co-founder of Conatus. “We believe that Histogen’s clinical-stage dermatological and orthopedic product development programs, under the continued guidance of the established Histogen senior management team, offer significant potential to drive future value for the combined company.”

Histogen has built a pipeline of novel product candidates with demonstrated clinical activity that target high value markets. Its lead product candidate, HST 001 or Hair Stimulating Complex (HSC), is a minimally-invasive treatment to promote new hair growth in patients with male pattern hair loss, addressing an underserved multi-billion-dollar global market. In addition, Histogen is developing HST 002, a human-derived collagen and extracellular matrix dermal filler, and HST 003, an extracellular matrix scaffold for the treatment of articular cartilage defects. Histogen expects all three product candidates to reach clinical and regulatory inflection points in 2020.

“This merger is transformative for Histogen as we look to advance our novel regenerative medicine pipeline,” said Richard Pascoe, Chairman and CEO of Histogen. “We believe the target product profile of our product candidates combined with their market potential provides an opportunity for Histogen to become a leader in the aesthetics and orthopedic medicine markets.”

Histogen currently anticipates meeting the following upcoming development milestones:

•	File an Investigational New Drug Application Amendment in Q2 2020 and initiate a Phase 1b/2a study of HST 001 for the treatment of male pattern baldness in Q2 2020.

•	File an Investigational Device Exemption in Q2 2020 and initiate a Phase 1 study of HST 002 as a dermal filler in Q2 2020.

•	File an Investigational New Drug Application in Q3 2020 and initiate a Phase 1 study of HST 003 for the treatment of articular cartilage defects in the knee in Q3 2020.

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•	Announce top-line results from Phase 1 study of HST 002 for the treatment of nasolabial folds in Q3 2020.

•	Announce top-line results from Phase 1b/2a study of HST 001 for the treatment of male pattern baldness in Q4 2020.

Histogen’s pipeline is derived from a single patented manufacturing process that yields multiple biologic products from a single bioreactor. Histogen’s first aesthetic application, a naturally secreted cell conditioned media ingredient for topical skin care products, is marketed by leading global biopharmaceutical company Allergan plc within its SkinMedica A+ brand.

About the Proposed Merger

Under the terms of the merger agreement, pending stockholder approval of the transaction, Histogen will merge with a wholly-owned subsidiary of Conatus and Histogen stockholders will receive newly issued shares of Conatus common stock. The exchange ratio used to determine the number of shares of Conatus common stock issuable to Histogen stockholders pursuant to the merger was determined using a pre-transaction valuation of $100 million for Histogen’s business, based on its latest priced investment round and clinical pipeline advancement, and $35.135 million for Conatus’ business, an approximately 155% premium to the 20-day volume weighted average closing share price of Conatus prior to the signing date on the Nasdaq Capital Market. As a result, current Conatus stockholders will collectively own approximately 26%, and Histogen stockholders will collectively own approximately 74%, of the combined company on a fully-diluted basis, after taking into account Histogen’s and Conatus’ outstanding options and warrants at the time of closing, irrespective of the exercise prices of such options and warrants, with such ratio subject to adjustment based on each company’s net cash balance at closing.

The combined company, led by Histogen’s current management team, is expected to be named Histogen Inc. and be headquartered in San Diego, CA. After closing, the combined company is expected to trade on the Nasdaq Capital Market under a new ticker symbol. At closing, the combined company’s board of directors is anticipated to consist of eight members, including six members of Histogen’s current board and two members of Conatus’ current board. The merger agreement has been unanimously approved by the board of directors of each company, who have also recommended to their respective company’s stockholders that they approve the merger agreement, the merger and, with respect to Conatus’s stockholders, a reverse stock split. The transaction is expected to close by the end of the second quarter of 2020, subject to approvals by the stockholders of Histogen and Conatus, a reverse stock split being implemented by Conatus, the continued listing of the combined company on Nasdaq and other customary closing conditions.

Canaccord Genuity LLC is acting as financial advisor to Histogen in the transaction. Conatus’ financial advisor in the transaction is Oppenheimer & Co., Inc. Sheppard Mullin Richter & Hampton LLP is serving as legal counsel to Histogen and Latham and Watkins LLP is serving as legal counsel to Conatus.

A more complete description of the terms of and conditions of the transaction can be found in Conatus’ Form 8-K to be filed on January 28, 2020, with the SEC and in the Merger Agreement, which is filed as an exhibit to that Form 8-K.

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Conference Call Details

The companies will host a conference call and webcast at 4:30 p.m. ET on January 28, 2020, to discuss the transaction, as well as the merged company’s development pipeline. To access the live conference call please dial (877) 407-9120 U.S. toll-free or (412) 902-1009 international, or join via the webcast link available at www.conatuspharma.com/investors. Following the live webcast, a replay will remain available on Conatus’ website for 30 days.

About Histogen

Histogen is a regenerative medicine company focused on developing patented technologies that replace and regenerates tissues in the body. The Company’s innovative technology platform utilizes cell conditioned media and extracellular matrix materials produced by hypoxia-induced multipotent cells to develop therapeutic products that address underserved, multi-billion US dollar global markets. For more information, please visit www.histogen.com.

About Conatus Pharmaceuticals

Conatus is a biotechnology company that has been focused on the development of novel medicines to treat chronic diseases with significant unmet need. For additional information, please visit www.conatuspharma.com.

Forward-Looking Statements

Certain statements herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “would,” “expects,” “project,” “may,” “could,” “developments,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions. These forward-looking statements include, but are not limited to, statements concerning: the expected structure, timing and completion of the proposed merger; future product development plans and projected timelines for the initiation and completion of preclinical and clinical trials; the potential for the results of ongoing preclinical or clinical trials and the efficacy of Histogen’s drug candidates; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the combined company’s future financial performance, results of operations or sufficiency of capital resources to fund operating requirements; any statements relating to future Nasdaq listing; the executive and board structure of the combined company; and any other statements that are not statements of historical fact. These statements are based upon the current beliefs and expectations of each company’s management and are subject to significant risks and uncertainties.

Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the proposed merger; risks related to each company’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; the risk that as a result of adjustments to the exchange ratio, Conatus stockholders and Histogen stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Conatus’ common stock relative to the exchange ratio; the businesses of Histogen and Conatus may not be combined successfully, or such combination may take longer than expected; the combined company’s need for,

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and the availability of, substantial capital in the future to fund its operations and research and development activities; the combined company’s ability to continue to successfully progress research and development efforts and to create effective, commercially-viable products; and the success of the combined company’s product candidates in completing pre-clinical or clinical testing and being granted regulatory approval to be sold and marketed in the United States or elsewhere. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Conatus’ reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Histogen or Conatus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, neither Conatus nor Histogen undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information and Where to Find It

Conatus will file a report on Form 8-K with the SEC regarding the proposed transaction with Histogen Inc. All parties desiring details regarding the merger are urged to review the Form 8-K and exhibits attached thereto, which are available at the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, Conatus expects to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Conatus and that will also constitute a prospectus of Conatus, which proxy statement/prospectus will be mailed or otherwise disseminated to Conatus stockholders when it becomes available. Conatus also plans to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

In addition to receiving the proxy statement by mail, stockholders also will be able to obtain these documents, as well as other filings containing information about Conatus, the proposed merger and related matters, without charge, from the SEC’s website at www.sec.gov. In addition, these documents can be obtained, without charge, by sending an e-mail to info@conatuspharma.com, along with complete contact details and a mailing address or by contacting Conatus at (858) 376-2600.

Participants in Solicitation

Conatus and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from stockholders with respect to the merger. Information regarding the persons or entities who may be considered participants in the solicitation of proxies will be set forth in the proxy statement and Form S-4 relating to the merger when it is filed with the SEC. Information regarding the directors and executive officers of Conatus is set forth in the proxy statement for Conatus’ 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2019. Additional information regarding the interests of such potential participants will be included in the proxy statement and Form S-4 and the other relevant documents filed with the SEC when they become available.

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